Lightspeed Announces Fourth Quarter and Full Year 2024 Financial Results and Provides Outlook for Fiscal 2025
Total revenue of $230.2 million grew 25% year-over-year and annual revenue exceeded previously-established outlook
Net loss and Adjusted EBITDA1 improved to ($32.5) million and $4.4 million, respectively
GPV as a percentage of GTV was 32% in the quarter, up from 19% in the prior year
ARPU2 of ~$431 grew 29% year-over-year with Net Retention Rate of ~110%

Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, May 16, 2024, /PRNewswire/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), today announced financial results for the three months and fiscal year ended March 31, 2024. Additionally, the Lightspeed Board of Directors is pleased to announce that Dax Dasilva has been reappointed as Lightspeed's permanent CEO, removing the interim tag from his title. Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
"On the back of a strong fourth quarter, Lightspeed is coming into the new fiscal year with a revitalized sense of energy and purpose," said Dax Dasilva, Founder and CEO. "I am excited to be guiding the Company through the next phase of its evolution. With the strongest product offerings we have ever had and a renewed commitment towards product innovation, Lightspeed is continuing to accelerate its sustainable and profitable growth."
"Fiscal 2024 was a milestone year for Lightspeed with the company exceeding our previously-established revenue outlook and achieving a full year of positive Adjusted EBITDA for the first time," said Asha Bakshani, CFO. "With the Company focused on its two flagship offerings and payments penetration on a strong upward trajectory, Lightspeed is expected to exceed the $1 billion revenue mark3 in Fiscal 2025 by growing subscription revenue and increasing our high GTV customer base, resulting in expanding margins throughout Fiscal 2025."
Fourth Quarter Financial Highlights
(All comparisons are relative to the three-month period ended March 31, 2023 unless otherwise stated):
•Total revenue of $230.2 million, an increase of 25% year-over-year.
•Transaction-based revenue of $139.0 million, an increase of 40% year-over-year.
•Subscription revenue of $81.3 million, an increase of 7% year-over-year.
•Net loss of ($32.5) million, or ($0.21) per share, as compared to a net loss of ($74.5) million, or ($0.49) per share. After adjusting the net loss by $41.1 million for certain items including share-based compensation, amortization of intangible assets, and restructuring, the Company delivered Adjusted Income1 of $8.5 million, or $0.06 per share1 as compared to an Adjusted Loss1 of ($0.4) million, or ($0.00) per share1.
•Adjusted EBITDA1 of $4.4 million versus Adjusted EBITDA1 of ($4.3) million.
•As at March 31, 2024, Lightspeed had $722.1 million in cash and cash equivalents.

Full Fiscal Year Financial Highlights
(All comparisons are relative to the full fiscal year ended March 31, 2023 unless otherwise stated):
•Total revenue of $909.3 million, an increase of 24% year-over-year and ahead of previously established outlook.
•Transaction-based revenue of $545.5 million, an increase of 37% year-over-year.
•Subscription revenue of $322.0 million, an increase of 8% year-over-year.
1 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.
2 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
3 Financial outlook. See the section entitled "Financial Outlook Assumptions" in this press release for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward-Looking Statements."

•Net Loss of ($164.0) million, or ($1.07) per share, as compared to a net loss of ($1,070.0) million, or ($7.11) per share. After adjusting the net loss by $188.5 million for certain items including share-based compensation, amortization of intangible assets, and restructuring, the Company delivered Adjusted Income1 $24.5 million, or $0.16 per share1 as compared to an Adjusted Loss1 of ($25.1) million, or ($0.17) per share1. Net loss for the fiscal year ended March 31, 2023 includes a non-cash goodwill impairment charge of ($748.7) million.
•Adjusted EBITDA1 of $1.3 million versus Adjusted EBITDA1 of ($33.9) million in 2023.
Fourth Quarter Operational Highlights
•Lightspeed delivered several new product releases in the quarter including:
◦AI-powered configuration recommendations for Lightspeed Restaurant merchants to help maximize the power of the platform.
◦Margin-based pricing in Lightspeed Retail which automatically calculates the right mark-up and price based on the retailer's desired margin.
◦Enhanced Order Tracking with Apple Wallet which enables Lightspeed e-commerce customers to track orders directly through Apple Wallet, eliminating the need to sift through emails or visit third-party sites.
◦Payment Links now allows customers to pay anywhere, anytime, with a link from the merchant.
◦Enhancements to Lightspeed Restaurant's Order Anywhere platform including order history and account management, quick reordering, and new reporting features, all of which help improve repeat guest business.
•ARPU2,4 increased 29% to approximately $431 from approximately $335 in the same quarter last year driven by our focus on our unified POS and payments offering and high GTV customer adoption.
•Overall gross margin came in at 43%, slightly up from the prior quarter. Subscription gross margins grew to 77% in the quarter from 75% in the same quarter last year driven by a dedicated effort to consolidate cloud vendor arrangements and improved overall efficiencies. Transaction-based gross margins were 29% versus 33% last year given the increase in customers moving over to Lightspeed Payments which generally results in higher gross profit dollar contributions but at lower gross margins than referral fees. This was partially offset by increased Lightspeed Capital revenue, which carries high gross margins, as well as an increasing portion of GPV coming from international markets where Lightspeed Payments carries a higher gross margin.
•In the quarter, GTV generated by Lightspeed's flagship platforms increased by 29% compared to the same period last year, demonstrating that for its ideal customer profile and with its flagship products, Lightspeed continues to gain traction. Total GTV4 of $20.7 billion, was up 2% year-over-year.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV4 increased 75% to $6.6 billion in the quarter from $3.8 billion in the same period last year, largely due to the Company's unified POS and payments initiatives during Fiscal 2024.
•Customer Locations with GTV exceeding $500,000/year5 increased 5% year-over-year, and the number of Customer Locations with GTV exceeding $1 million/year5 increased 6% year-over-year.
•Lightspeed Capital showed strong growth with revenue increasing 135% year-over-year.
•Notable customer wins include:
4 Key Performance Indicator. See the section entitled "Key Performance Indicators."
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

◦Five-star hotel, Hôtel les Roches Blanches in Cassis on the Southern Coast of France, adopted Lightspeed Restaurant to operate their four beautiful restaurants and luxury villa;
◦Johnston Canyon Lodge & Bungalows in Banff National Park has chosen Lightspeed to power their restaurant and cafe;
◦NASA's Langley Research Center selected Lightspeed Retail to operate their retail outlet and bar;
◦Honsberger Estate Winery, with a bottle shop and restaurant nestled in Ontario's Niagara region, chose Lightspeed Restaurant to unify their tech stack;
◦5 Star Nutrition, multi-location supplement, protein, and smoothies retailer selected Lightspeed Retail to power their complex national business;
◦Ester Restaurant and Bar in Sydney implemented Lightspeed Restaurant to run their highly-regarded restaurant;
◦Ontario's Stratford Festival will be using Lightspeed Retail to power retail sales across their multiple theaters;
◦Dozens of new brands were added to our Supplier Network including ALDO Group, Saint Owen, and Seven 'til Midnight.
•After the quarter, Lightspeed authorized a share repurchase program to purchase for cancellation up to 9,722,677 shares over a twelve-month period representing approximately 10% of the Company's public float. This is the maximum allowed per year under TSX rules. The Company plans to execute the program with the primary objective of delivering maximum value for shareholders.
•On April 3, 2024, the Company announced a reorganization of operations with a reduction in headcount-related expenses of approximately 10% and the elimination of approximately 280 roles. In addition, the Company expects to explore several other cost reduction initiatives during the course of the year.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
Lightspeed expects to meaningfully expand Adjusted EBITDA profitability in the coming year while growing our high GTV customer base and subscription revenues. The Company also expects to continue to increase the proportion of GTV that is processed through its payments platform. Lightspeed will continue to balance growth in both revenue and Adjusted EBITDA as it scales its business to beyond $1 billion in revenue.
The Company expects subscription revenue growth to be better in the second half of the year than the first half. In addition, owing to the steep climb in GPV as a percentage of GTV that occurred in Fiscal 2024, transaction-based revenue growth is expected to be stronger in the first half of the fiscal year than the second half. As a result, the Company's outlook is as follows:
First Quarter 2025
•Revenue of approximately $255 million to $260 million, with subscription revenue growth for the quarter consistent with Q4 2024.
•Adjusted EBITDA1 of approximately $7 million.

Fiscal 2025

•Revenue growth of at least 20%.
•Adjusted EBITDA1 of a minimum of $40 million.
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading "Forward-Looking Statements" and "Financial Outlook Assumptions" of this press release.

Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, May 16, 2024. To access the telephonic version of the conference call, visit https://registrations.events/direct/Q4I7431649. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on May 16, 2024 until 11:59 p.m. Eastern Time on May 23, 2024, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's audited annual consolidated financial statements, management's discussion and analysis and annual information form for the fiscal year ended March 31, 2024 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Shareholders may, upon request, receive a hard copy of the complete audited financial statements free of charge.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the quarter ending June 30, 2024 and full year ending March 31, 2025, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); quarterly subscription revenue growth gradually ramping up throughout the year to 10-15% growth; revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at our planned levels; continued uptake of our payments solutions in line with our expectations in connection with our ongoing efforts to sell our POS and payments solutions as one unified platform; gross margins reflecting a trend towards more transaction-based revenue in our revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins and to execute on more optimized pricing structures; our ability to achieve success in the continued expansion of our payments solutions, including as part of our initiative to sell our POS and payments solutions as one unified platform; our ability to manage default risks of our merchant cash advances in line with our expectations; seasonal trends of our key verticals being in line with our expectations and the resulting impact on our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings, including migration of existing customers to our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our ability to execute our succession planning; our expectations regarding the costs, timing and impact of our reorganization and other cost reduction initiatives; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations; any pandemic or global health crisis; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue to increase adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our reorganization and cost reduction initiatives; our ability to successfully make future investments in our business through capital expenditures; our ability to successfully execute our capital allocation strategies; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", "Adjusted Cash Flows Used in Operating Activities", "Adjusted Free Cash Flow", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted Income (Loss) per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income (Loss)" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income (Loss) per Share - Basic and Diluted" is defined as Adjusted Income (Loss) divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income (Loss) per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows.
"Adjusted Free Cash Flow" is defined as cash flows used in operating activities as adjusted for the payment of amounts related to capitalized internal development costs, the payment of amounts related to acquiring property and equipment and the cash inflows and outflows associated with merchant cash advances. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors of the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.

"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs. We use this measure as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.

Customer Locations. "Customer Location" means a billing merchant location for which the term of services has not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the term of services has not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Net Retention Rate. "Net Retention Rate" or "NRR". We use this measure as we believe that our ability to retain and expand the revenues generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our NRR, which is calculated by firstly identifying a cohort of customers, or the "Base Customers", in a particular month, or the "Base Month". Billings include billings of subscriptions fees and billings of fees from our payments solutions in respect of which we act as the principal in the arrangement with the customer. We then divide the Billings for the Base Customers in the same month of the subsequent year, or the "Comparison Month", by the Billings in the Base Month to derive a monthly NRR. This, by definition, does not include any customers added to our platform between the Base Month and the Comparison Month. We measure the annual NRR by taking a weighted average of the monthly NRR over the trailing twelve months. NRR excludes customers attributable to the Ecwid eCommerce standalone product.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates and global economic uncertainty; our expectations regarding the costs, timing and impact of reorganization and cost reduction initiatives and personnel changes; our expectations regarding capital expenditures and capital allocation strategies (including our share repurchase program); geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,
	2024	2023	2024	2023
	$	$	$	$
Revenues
Subscription	81,348	76,215	322,000	298,763
Transaction-based	138,994	99,568	545,470	399,552
Hardware and other	9,874	8,445	41,800	32,191

Total revenues	230,216	184,228	909,270	730,506

Direct cost of revenues
Subscription	18,508	19,036	77,585	80,064
Transaction-based	98,293	66,539	390,522	271,035
Hardware and other	13,715	11,692	55,913	47,446

Total cost of revenues	130,516	97,267	524,020	398,545

Gross profit	99,700	86,961	385,250	331,961

Operating expenses
General and administrative	22,540	22,139	103,742	105,939
Research and development	27,625	30,805	129,416	140,442
Sales and marketing	57,804	56,884	234,290	250,371
Depreciation of property and equipment	1,790	1,735	6,634	5,471
Depreciation of right-of-use assets	2,418	2,025	7,946	8,244
Foreign exchange loss (gain)	501	297	882	(199)
Acquisition-related compensation	—	5,746	3,105	41,792
Amortization of intangible assets	22,882	24,620	95,048	101,546
Restructuring	5,422	25,549	7,206	28,683
Goodwill impairment	—	—	—	748,712

Total operating expenses	140,982	169,800	588,269	1,431,001

Operating loss	(41,282)	(82,839)	(203,019)	(1,099,040)

Net interest income	10,524	9,654	42,531	24,812

Loss before income taxes	(30,758)	(73,185)	(160,488)	(1,074,228)

Income tax expense (recovery)
Current	1,680	1,651	3,799	2,469
Deferred	102	(368)	(323)	(6,688)

Total income tax expense (recovery)	1,782	1,283	3,476	(4,219)

Net loss	(32,540)	(74,468)	(163,964)	(1,070,009)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(3,164)	739	(1,302)	(5,586)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	(544)	1,223	314	(148)

Total other comprehensive income (loss)	(3,708)	1,962	(988)	(5,734)

Total comprehensive loss	(36,248)	(72,506)	(164,952)	(1,075,743)

Net loss per share – basic and diluted	(0.21)	(0.49)	(1.07)	(7.11)

Weighted average number of Common Shares – basic and diluted	154,863,581	151,774,467	153,765,412	150,404,130

Condensed Consolidated Balance Sheets (expressed in thousands of US dollars)

	As at
	March 31, 2024	March 31, 2023
Assets	$	$

Current assets
Cash and cash equivalents	722,102	800,154
Trade and other receivables	62,284	54,842
Merchant cash advances	74,236	29,492
Inventories	16,492	12,839
Other current assets	42,786	37,005

Total current assets	917,900	934,332

Lease right-of-use assets, net	17,075	20,973
Property and equipment, net	20,496	19,491
Intangible assets, net	227,031	311,450
Goodwill	1,349,235	1,350,645
Other long-term assets	42,865	31,540
Deferred tax assets	552	301

Total assets	2,575,154	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	68,679	68,827
Lease liabilities	6,942	6,617
Income taxes payable	1,709	6,919
Deferred revenue	67,336	68,094

Total current liabilities	144,666	150,457

Deferred revenue	851	1,226
Lease liabilities	16,269	18,574
Other long-term liabilities	967	1,026

Total liabilities	162,753	171,283

Shareholders’ equity
Share capital	4,362,691	4,298,683
Additional paid-in capital	213,918	198,022
Accumulated other comprehensive loss	(4,045)	(3,057)
Accumulated deficit	(2,160,163)	(1,996,199)

Total shareholders’ equity	2,412,401	2,497,449

Total liabilities and shareholders’ equity	2,575,154	2,668,732

Condensed Consolidated Statements of Cash Flows (expressed in thousands of US dollars)

	Fiscal year ended March 31,
	2024	2023
Cash flows from (used in) operating activities	$	$
Net loss	(163,964)	(1,070,009)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,953	40,219
Amortization of intangible assets	95,048	101,546
Depreciation of property and equipment and lease right-of-use assets	14,580	13,715
Deferred income taxes	(323)	(6,688)
Share-based compensation expense	74,913	129,167
Unrealized foreign exchange loss (gain)	(116)	100
Goodwill impairment	—	748,712
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(7,566)	(11,967)
Merchant cash advances	(44,744)	(23,192)
Inventories	(3,653)	(5,299)
Other assets	(15,759)	(9,986)
Accounts payable and accrued liabilities	(194)	(9,015)
Income taxes payable	(5,210)	201
Deferred revenue	(1,133)	2,005
Other long-term liabilities	32	19
Net interest income	(42,531)	(24,812)

Total operating activities	(97,667)	(125,284)

Cash flows from (used in) investing activities
Additions to property and equipment	(7,506)	(9,227)
Additions to intangible assets	(10,678)	(3,894)
Purchase of investments	—	(1,519)
Interest income	44,134	23,457

Total investing activities	25,950	8,817

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	2,144	4,710
Share issuance costs	(106)	(193)
Repayment of long-term debt	—	(30,000)
Payment of lease liabilities and movement in restricted lease deposits	(8,227)	(8,870)
Financing costs	(37)	(1,058)

Total financing activities	(6,226)	(35,411)

Effect of foreign exchange rate changes on cash and cash equivalents	(109)	(1,622)

Net decrease in cash and cash equivalents during the year	(78,052)	(153,500)

Cash and cash equivalents – Beginning of year	800,154	953,654

Cash and cash equivalents – End of year	722,102	800,154

Interest paid to financial institutions	—	375
Income taxes paid	7,622	1,154

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2024	2023	2024	2023
	$	$	$	$

Net loss	(32,540)	(74,468)	(163,964)	(1,070,009)
Share-based compensation and related payroll taxes(1)	8,112	15,967	73,785	123,667
Depreciation and amortization(2)	27,090	28,380	109,628	115,261
Foreign exchange loss (gain)(3)	501	297	882	(199)
Net interest income(2)	(10,524)	(9,654)	(42,531)	(24,812)
Acquisition-related compensation(4)	—	5,746	3,105	41,792
Transaction-related costs(5)	1,766	2,323	2,208	5,834
Restructuring(6)	5,422	25,549	7,206	28,683
Goodwill impairment(7)	—	—	—	748,712
Litigation provisions(8)	2,782	229	7,470	1,409
Income tax expense (recovery)	1,782	1,283	3,476	(4,219)

Adjusted EBITDA	4,391	(4,348)	1,265	(33,881)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended March 31, 2024, net loss includes depreciation of $2,418 related to right-of-use assets, interest expense of $314 on lease liabilities, and excludes an amount of $1,844 relating to rent expense ($2,025, $278, and $2,322, respectively, for the three months ended March 31, 2023). For Fiscal 2024, net loss includes depreciation of $7,946 related to right-of-use assets, interest expense of $1,211 on lease liabilities, and excludes an amount of $7,814 relating to rent expense ($8,244, $1,075, and $8,712, respectively, for Fiscal 2023).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(7)This amount represents a non-cash goodwill impairment charge for Fiscal 2023 (see note 16 of the audited annual consolidated financial statements for additional details).
(8)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts)

	Three months ended March 31,		Fiscal year ended March 31,

	2024	2023	2024	2023
	$	$	$	$

Net loss	(32,540)	(74,468)	(163,964)	(1,070,009)
Share-based compensation and related payroll taxes(1)	8,112	15,967	73,785	123,667
Amortization of intangible assets	22,882	24,620	95,048	101,546
Acquisition-related compensation(2)	—	5,746	3,105	41,792
Transaction-related costs(3)	1,766	2,323	2,208	5,834
Restructuring(4)	5,422	25,549	7,206	28,683
Goodwill impairment(5)	—	—	—	748,712
Litigation provisions(6)	2,782	229	7,470	1,409
Deferred income tax expense (recovery)	102	(368)	(323)	(6,688)

Adjusted Income (Loss)	8,526	(402)	24,535	(25,054)

Weighted average number of Common Shares – basic and diluted(7)	154,863,581	151,774,467	153,765,412	150,404,130

Net loss per share – basic and diluted	(0.21)	(0.49)	(1.07)	(7.11)
Adjusted Income (Loss) per Share – Basic and Diluted	0.06	(0.00)	0.16	(0.17)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge (see note 24 of the audited annual consolidated financial statements for additional details).
(5)This amount represents a non-cash goodwill impairment charge for Fiscal 2023 (see note 16 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).
(7)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive shares have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss. For the three months and fiscal year ended March 31, 2024, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2024	2023	2024	2023
	$	$	$	$

Cash flows used in operating activities	(28,536)	(41,587)	(97,667)	(125,284)
Payroll taxes related to share-based compensation(1)	1,402	820	2,035	1,705
Acquisition-related compensation(2)	—	2,547	625	8,590
Transaction-related costs(3)	(180)	(2,621)	697	1,888
Restructuring(4)	1,438	15,230	3,726	17,722
Litigation provisions(5)	7,288	209	7,381	3,306
Capitalized internal development costs(6)	(2,958)	(1,519)	(10,678)	(3,894)

Adjusted Cash Flows Used in Operating Activities	(21,546)	(26,921)	(93,881)	(95,967)
Cash flows used in operating activities and Adjusted Cash Flows Used in Operating Activities for the three months and fiscal year ended March 31, 2024 include an increase in cash used for merchant cash advances of $5.3 million and $30.0 million, respectively, compared to the three months and fiscal year ended March 31, 2023.
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)These amounts reflect the cash outflows associated with reorganization initiatives recorded as restructuring as certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility (see note 24 of the audited annual consolidated financial statements for additional details).
(5)These amounts represent the cash inflows and outflows in respect of provisions taken, settlement amounts and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds (see note 24 of the audited annual consolidated financial statements for additional details).
(6)These amounts represent the cash outflow associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Free Cash Flow (expressed in thousands of US dollars)

	Three months ended March 31,		Fiscal year ended March 31,

	2024	2023	2024	2023
	$	$	$	$

Cash flows used in operating activities	(28,536)	(41,587)	(97,667)	(125,284)
Capitalized internal development costs(1)	(2,958)	(1,519)	(10,678)	(3,894)
Additions to property and equipment(2)	(3,315)	(2,016)	(7,506)	(9,227)
Merchant cash advances, net(3)	18,493	13,233	51,346	21,336

Adjusted Free Cash Flow	(16,316)	(31,889)	(64,505)	(117,069)
(1)These amounts represent the cash outflow associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.
(2)These amounts represent cash outflows associated with the purchase of property and equipment. These amounts are included within the cash flows from (used in) investing activities section of the audited annual consolidated statements of cash flows.
(3)These amounts represent cash outflows, including the principal advanced, and cash inflows, including the repayment of principal and fees, in respect of merchant cash advances.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages)

	Three months ended March 31,		Fiscal year ended March 31,
	2024	2023	2024	2023
	$	$	$	$
Gross profit	99,700	86,961	385,250	331,961
% of revenue	43.3%	47.2%	42.4%	45.4%
add: Share-based compensation and related payroll taxes(3)	976	835	6,188	6,945

Non-IFRS gross profit(1)	100,676	87,796	391,438	338,906
Non-IFRS gross profit as a percentage of revenue(2)	43.7%	47.7%	43.0%	46.4%

General and administrative expenses	22,540	22,139	103,742	105,939
% of revenue	9.8%	12.0%	11.4%	14.5%
less: Share-based compensation and related payroll taxes(3)	321	3,533	19,492	33,963
less: Transaction-related costs(4)	1,766	2,323	2,208	5,103
less: Litigation provisions(5)	2,782	229	7,470	1,409

Non-IFRS general and administrative expenses(1)	17,671	16,054	74,572	65,464
Non-IFRS general and administrative expenses as a percentage of revenue(2)	7.7%	8.7%	8.2%	9.0%

Research and development expenses	27,625	30,805	129,416	140,442
% of revenue	12.0%	16.7%	14.2%	19.2%
less: Share-based compensation and related payroll taxes(3)	2,966	4,491	25,298	35,504

Non-IFRS research and development expenses(1)	24,659	26,314	104,118	104,938
Non-IFRS research and development expenses as a percentage of revenue(2)	10.7%	14.3%	11.5%	14.4%

Sales and marketing expenses	57,804	56,884	234,290	250,371
% of revenue	25.1%	30.9%	25.8%	34.3%
less: Share-based compensation and related payroll taxes(3)	3,849	7,108	22,807	47,255
less: Transaction-related costs(4)	—	—	—	731

Non-IFRS sales and marketing expenses(1)	53,955	49,776	211,483	202,385
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	23.4%	27.0%	23.3%	27.7%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months and fiscal year ended March 31, 2024, excluding $1,995 of share-based compensation expense acceleration that was classified as restructuring, share-based compensation expense was $10,415 and $72,918, respectively (March 2023 - expense of $15,685 and $123,530 excluding $5,637 of share-based compensation expense acceleration that was classified as restructuring), and related payroll taxes were a recovery of $2,303 and an expense of $867, respectively (March 2023 - expense of $282 and $137). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 8 of the audited annual consolidated financial statements for additional details). These expenses exclude share-based compensation classified as restructuring, which has been included in the restructuring expense.
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These amounts represent provisions taken, settlement amounts and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 24 of the audited annual consolidated financial statements for additional details).